SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of 12 May 2005 – Results for the Three Months Ended April 1, 2005 (US GAAP)

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia

FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,

Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the Three Months Ended April 1, 2005 (US GAAP)

HIGHLIGHTS FOR THE FIRST QUARTER

•                  Volume of 310 million unit cases, 4% ahead of the same period in 2004;

•                  Operating profit of €46.8 million versus €42.6 million,10% ahead of the prior year;

•                  Net income of €13.0 million versus €10.9 million, a 19% increase compared to the same period in 2004.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

‘These results reflect strong organic volume growth, mix improvement, cost control and favourable currency impact. Our continued focus on market execution has enabled us to deliver a strong performance across the majority of our countries and all beverage categories, against a tough prior year comparison. In addition, operational efficiencies and aggressive cost controls have partially offset higher raw material prices.

It was particularly pleasing to see volume improvement and market share gains in our developing markets following the weaker volumes we experienced last year. Importantly, we continued to improve profitability in the Italian market and once again delivered excellent growth in Russia and Romania. We are excited to have broadened our presence in Russia with the acquisition of Multon and are optimistic about its prospects going forward.’

12 May 2005

Coca-Cola HBC (“the Company”) is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of more than 500 million people.  The Company shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. The Company’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of US generally accepted accounting principles (“US GAAP”). The Company also prepares financial information under International Financial Reporting Standards (“IFRS”), which are available on its website: www.coca-colahbc.com.

Coca-Cola Hellenic Bottling Company S.A.

Results for the Three Months Ended April 1, 2005 (US GAAP)

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

CONFERENCE CALL:

The Company will host a conference call with financial analysts to discuss the 2005 first quarter results on May 12, 2005 at 4:00 pm, Athens time (2:00 pm London time, 9:00 am New York time). Interested parties can access the live, audio webcast of the calls through the Company’s website (www.coca-colahbc.com).

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with The Coca-Cola Company, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Income – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	April 1, 2005	April 2, 2004
	(Euro in millions, except per share data)

Net sales revenue	€919.7	€877.3
Cost of goods sold	(561.4)	(533.4)
Gross profit	358.3	343.9

Selling, delivery and administrative expenses	(311.5)	(301.3)
Operating profit	46.8	42.6

Interest expense	(13.5)	(15.2)
Interest income	0.6	2.6
Other income	2.0	4.4
Other expenses	(3.0)	(0.4)
Income before income taxes	32.9	34.0

Income tax expense	(17.8)	(19.5)
Share of loss of equity method investees	(1.2)	(0.1)
Minority interests	(0.9)	(3.5)
Net income	€13.0	€10.9

Basic net income per share (in Euro):	€0.05	€0.05
Diluted net income per share (in Euro):	€0.05	€0.05

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	April 1, 2005	December 31, 2004
	(Euro in millions)
Assets
Current assets:
Cash and cash equivalents	€238.9	€31.3
Trade accounts receivable, less allowance of €32.4m in 2005 and €31.8m in 2004	505.8	507.8
Inventories	342.4	327.5
Receivables from related parties	56.1	59.2
Taxes receivable	25.2	22.0
Deferred income taxes	34.8	36.2
Prepaid expenses	62.6	47.7
Derivative assets	8.5	8.2
Other current assets	42.2	42.3
Total current assets	1,316.5	1,082.2

Property, plant and equipment:
Land	98.5	100.9
Buildings	743.7	727.8
Returnable containers	256.5	246.9
Production and other equipment	2,196.1	2,107.2
	3,294.8	3,182.8
Less accumulated depreciation	(1,352.0)	(1,266.2)
	1,942.8	1,916.6
Construction in progress	83.4	55.8
Advances for equipment purchases	18.1	25.1
	2,044.3	1,997.5

Investments in equity method investees	59.9	60.5
Deferred income taxes	2.2	0.7
Other tangible non-current assets	51.5	61.3
Franchise rights	1,985.3	1,987.4
Goodwill and other intangible assets	771.0	767.1
Total assets	€6,230.7	€5,956.7

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Balance Sheets – unaudited

(Prepared in accordance with US GAAP)

	As at
	April 1, 2005	December 31, 2004
	(Euro in millions)

Liabilities and shareholders’ equity
Current liabilities:
Short-term borrowings	€267.1	€76.0
Accounts payable	195.1	190.4
Accrued expenses	369.1	363.8
Amounts payable to related parties	115.6	94.7
Deposit liabilities	142.5	142.0
Income taxes payable	88.9	84.9
Deferred income taxes	3.5	3.2
Derivative liabilities	4.0	6.2
Current portion of capital lease obligations	15.1	15.0
Total current liabilities	1,200.9	976.2

Long-term debt, less current portion	1,449.0	1,424.6
Capital lease obligations, less current portion	35.5	32.5
Cross currency swap payables relating to borrowings	108.6	143.1
Deferred income taxes	630.6	622.7
Employee benefit obligations and other long term liabilities	138.3	133.2
Total long-term liabilities	2,362.0	2,356.1

Minority interests	64.9	63.4

Shareholders’ equity:
Ordinary shares, € 0.50 par value: 238,260,129 shares (2004: 238,260,129) authorized, issued and outstanding	119.1	119.1
Additional paid-in capital	1,657.8	1,657.8
Deferred compensation	(1.2)	(0.9)
Retained earnings	729.8	716.8
Accumulated other comprehensive income	97.4	68.2
Total shareholders’ equity	2,602.9	2,561.0
Total liabilities and shareholders’ equity	€6,230.7	€5,956.7

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Cash Flows – unaudited

(Prepared in accordance with US GAAP)

	Three Months Ended
	April 1, 2005	April 2, 2004
	(Euro in millions)
Operating activities
Net income	€13.0	€10.9
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	71.8	65.1
Deferred income taxes	4.4	4.6
Losses on disposal of non-current assets	—	0.2
Minority interests	0.9	3.5
Share of loss of equity method investees	1.2	0.1
Changes in operating assets and liabilities, net of effect of acquisitions:
Trade accounts receivable and other operating assets	8.5	(8.2)
Inventories	(7.7)	(34.1)
Accounts payable and acrued expenses	3.3	17.3
Net cash provided by operating activities	95.4	59.4

Investing activities
Purchases of property, plant and equipment	(74.2)	(66.4)
Proceeds from disposals of property, plant and equipment	5.9	2.8
Cash payments for acquisitions, net of cash acquired	(0.2)	(2.1)
Proceeds from sale of trademarks	2.6	—
Net proceeds from sale of investments and other assets	0.1	6.1
Net cash used in investing activities	(65.8)	(59.6)

Financing activities
Proceeds from issuance of debt	252.1	43.6
Payments on debt	(68.2)	(39.7)
Payments on capital lease obligations	(4.6)	(2.9)
Return of capital to shareholders	—	(0.4)
Net cash provided by financing activities	179.3	0.6

Effect of exchange rates on cash	(1.3)	(2.0)
Net increase (decrease) in cash and cash equivalents	207.6	(1.6)

Cash and cash equivalents at beginning of year	31.3	35.5
Cash and cash equivalents at end of period	€238.9	€33.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Consolidated Statements of Shareholders’ Equity – unaudited

(Prepared in accordance with US GAAP)

			Additional Paid-in Capital	Deferred Compen- sation	Retained Earnings	Accumulated Other Comprehen- sive Income	Total
	Ordinary Shares
	Number of Shares
		Amount
	(millions)		(Euro in millions)
As at December 31, 2003	236.9	118.5	1,639.2	(0.9)	492.1	7.4	2,256.3

Net income for 2004	—	—	—	—	272.1	—	272.1
Currency translation adjustment, net of applicable income taxes of € 8.2m	—	—	—	—	—	68.4	68.4
Change in minimum pension liability, net of applicable income taxes of € 0.7m	—	—	—	—	—	(3.4)	(3.4)
Unrealised gain on available-for-sale investments, net of applicable income taxes of € 0.1m	—	—	—	—	—	0.3	0.3
Change in fair value of derivatives, net of applicable income taxes of € 0.6m	—	—	—	—	—	(11.4)	(11.4)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable taxes of € 0.7m	—	—	—	—	—	6.9	6.9

Comprehensive income							332.9

Shares issued to employees exercising stock options	1.4	0.6	18.6	—	—	—	19.2
Cash dividends (€0.20 per share)	—	—	—	—	(47.4)	—	(47.4)

As at December 31, 2004	238.3	119.1	1,657.8	(0.9)	716.8	68.2	€2,561.0

Net income for three months ended April 1, 2005	—	—	—	—	13.0	—	13.0
Currency translation adjustment, net of applicable income taxes of € 1.9m	—	—	—	—	—	27.8	27.8
Change in minimum pension liability, net of applicable income taxes of € 0.0m	—	—	—	—	—	(0.1)	(0.1)
Change in fair value of derivatives, net of applicable income taxes of € 0.1m	—	—	—	—	—	(0.9)	(0.9)
Gain on derivatives reclassified into earnings from other comprehensive income, net of applicable income taxes of € 0.3m	—	—	—	—	—	2.4	2.4

Comprehensive income							42.2

Net movements in shares for equity compensation	—	—	—	(0.3)	—	—	(0.3)
As at April 1, 2005	238.3	€119.1	€1,657.8	€(1.2)	€729.8	€97.4	€2,602.9

See notes to the consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Notes to Consolidated Financial Statements – unaudited

1.     Basis of Presentation

The accompanying unaudited consolidated financial statements of the Coca-Cola Hellenic Bottling Company S.A. (“the Company”) have been prepared in accordance with accounting principles generally accepted in the United States.  They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited consolidated financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair statement of the Company’s financial position, results of operations and cash flows for the periods presented.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report for the year ended December 31, 2004.

2.     Adoption of New Accounting Standards

In December 2004, the FASB issued Statement No. 123 (Revised 2004) Share-Based Payment (“Statement No. 123 (R)”). The Statement requires compensation costs related to share based payments to be recognised in the financial statements. Under the statement, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The Statement is applicable to share based payment transactions excluding employee share purchase plans that meet certain criteria. Statement No. 123 (R) replaces APB Opinion No. 25 Accounting for Stock Issued to Employees. The Statement applies to all awards granted after the required effective date and to awards modified, repurchased or cancelled after that date. The effective date for the Company is January 1, 2006. The Company uses the fair value method for disclosure and is therefore required to apply the modified prospective application method. Under this transition method, compensation cost is recognised on or after the effective date for the portion of outstanding awards for which the requisite service has not yet been rendered. For periods before the effective date, the Company may elect to apply the modified version of the retrospective application under which financial statements for the prior periods are adjusted on a basis consistent with the pro forma disclosure required for those periods shown in Note 8.

In November 2004, the FASB issued Statement No. 151 Inventory Costs –an amendment to ARB No. 43, Chapter 4. The Statement requires that abnormal amounts of idle facility expenses, freight, handling costs and wasted material (spoilage) be included in the current period charges, eliminating the option for capitalisation. This statement is effective for inventory costs incurred after January 1, 2006 and is not expected to have a material impact on the Company’s results of operations and financial position.

In December 2004, the FASB issued Statement No. 153, Exchanges of Non-monetary Assets-an amendment of APB Opinion No. 29, Accounting for Non-monetary Transactions (‘Statement No. 153’). Statement No. 153 eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets and replaces it with an exception for exchanges that do not have commercial substance. Statement No. 153 specifies that a non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Statement No. 153 is effective for exchanges of non-monetary assets that occur in fiscal periods beginning after June 15, 2005 and is not expected to have a material impact on the Company’s results of operations and financial position.

3.     Inventories

Inventories consist of the following (in millions):

	April 1, 2005	December 31, 2004

Finished goods	€123.9	€124.1
Raw materials & work in progress	156.7	149.1
Consumables	59.0	53.2
Payments on account	2.8	1.1
	€342.4	€327.5

4.     Recent Acquisitions

On April 20, 2005, the Company completed the acquisition of Multon, a leading juice producer, in a joint acquisition with The Coca-Cola Company (“TCCC”). Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition, including debt acquired was US$501.0 million (€382.8 million) excluding acquisition costs, of which the Company’s share was US$250.5 million (€191.4 million) excluding acquisition costs.

On April 14, 2005, the Company completed the acquisition of the Serbian mineral water company, Vlasinka, jointly with TCCC. The acquisition includes a production facility at Surdulica in Southern Serbia and the mineral water brand ‘Rosa’. Total consideration for the acquisition will be €18.3 million (excluding acquisition and other costs), of which the Company’s share is €9.2 million.

On April 4, 2005, the Company announced its intention to acquire the Bulgarian mineral water company, Bankia, jointly with TCCC. The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. The acquisition was approved by the Bulgarian state authorities on May 10, 2005. We expect the transaction to be closed before the end of second quarter.

5.     Franchise Rights, Goodwill and Other Intangible Assets

Our intangible assets consist mainly of franchise rights related to our bottler’s agreements with TCCC, trademarks and goodwill.

TCCC does not grant perpetual franchise rights outside of the United States, nonetheless, we believe our franchise agreements will continue to be renewed at each expiration date and, therefore, essentially have an indefinite useful life. We determine the useful life of our trademarks after considering potential limitations that could impact the life of the trademark, such as technological limitations, market limitations and the intent of management with regard to the trademark. All the trademarks that we have recorded on our balance sheet have been assigned an indefinite useful life, as they have an established sales history in the applicable region. It is our intention to receive a benefit from them indefinitely, and there is no indication that this will not be the case.

In accordance with FASB Statement No. 142, Goodwill and Other Intangible Assets, goodwill and indefinite-lived intangible assets are not amortized, but are reviewed at least annually for impairment. Finite-lived assets are amortized over their estimated useful lives. The following table sets forth the carrying value of intangible assets subject to, and not subject to, amortization (in millions):

	April 1, 2005	December 31, 2004
Intangible assets not subject to amortization
Franchise rights	€1,985.3	€1,987.4
Goodwill	738.5	734.6
Minimum pension liability	2.0	2.0
Trademarks and other intangible assets	29.3	29.3
	2,755.1	2,753.3
Intangible assets subject to amortization
Water rights and customer lists	1.2	1.2
	€2,756.3	€2,754.5

The changes in the carrying amount of goodwill are as follows (in millions):

	Established Countries	Developing Countries	Emerging Countries	Total

Balance as at December 31, 2004	€596.3	€117.6	€20.7	€734.6
Current period acquisition of minority interest	—	—	0.2	0.2
Foreign exchange differences	(1.0)	3.0	1.7	3.7
Balance as at April 1, 2005	€595.3	€120.6	€22.6	€738.5

6.     Segment Information

The Company has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages.  The Company operates in 26 countries (including our equity investment based in the Former Yugoslav Republic of Macedonia) and its financial results are reported in the following segments:

Established countries:                      Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing countries:                       Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging countries:                                 Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

The Company’s operations in each of the segments presented have similar economic characteristics, production processes, customers and distribution methods.  The Company evaluates performance and allocates resources primarily based on cash operating profit.  Cash operating profit is defined as operating profit before deductions for depreciation and amortization.  Information on the Company’s segments is as follows (in millions):

	Three Months Ended
	April 1, 2005	April 2, 2004
Net sales revenue
Established countries	€503.0	€506.5
Developing countries	154.7	136.7
Emerging countries	262.0	234.1
	919.7	877.3

Cash operating profit
Established countries	69.3	68.3
Developing countries	11.1	7.2
Emerging countries	38.2	32.2
	118.6	107.7

Depreciation
Established countries	(29.0)	(27.8)
Developing countries	(16.6)	(14.7)
Emerging countries	(26.2)	(22.6)
	(71.8)	(65.1)

Operating profit
Established countries	40.3	40.5
Developing countries	(5.5)	(7.5)
Emerging countries	12.0	9.6
	46.8	42.6

Reconciling items
Interest expense	(13.5)	(15.2)
Interest income	0.6	2.6
Other income	2.0	4.4
Other expense	(3.0)	(0.4)
Income tax expense	(17.8)	(19.5)
Share of loss of equity method investees	(1.2)	(0.1)
Minority interests	(0.9)	(3.5)
Net income	€13.0	€10.9

	As at
	April 1, 2005	December 31, 2004
Total assets
Established countries	€3,568.7	€3,554.4
Developing countries	1,258.3	1,260.2
Emerging countries	1,236.9	1,150.2
Corporate / intersegment receivables	166.8	(8.1)
	€6,230.7	€5,956.7

7.     Earnings Per Share

The following table sets forth the computation of basic and diluted earnings per share (in millions):

	Three Months Ended
	April 1, 2005	April 2, 2004
Numerator
Net income	€13.0	€10.9

Denominator
Basic	238.3	236.9
Dilutive effect of Stock Options	0.9	—
Diluted	239.2	236.9

8.     Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with APB Opinion No 25, Accounting for Stock Issued to Employees.

The fair value of options granted in 2004 was estimated using the binomial option-pricing model. We believe this model more accurately reflects the value of the options versus using the Black-Scholes option-pricing model. Previous years grants continue to be valued using the Black-Scholes model.

The following table (in millions except for earnings per share) illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FASB No. 123, Accounting for Stock-Based Compensation.

	Three Months Ended
	April 1, 2005	April 2, 2004

Net income	€13.0	€10.9
Add: Stock option employee compensation expense included in net income, net of applicable income tax	—	—
Deduct: Total stock option employee compensation expense determined under fair value based method for all awards, net of applicable income tax	(0.9)	(1.9)

Pro forma net income	€12.1	€9.0

Earnings per share (Euro):
Basic - reported	0.05	0.05
Basic - pro forma	0.05	0.04

Diluted - reported	0.05	0.05
Diluted - pro forma	0.05	0.04

9.     Restructuring

During the first quarter of 2005, the Company recorded restructuring charges of €2.7 million (full year 2004: €9.3 million) before tax.  The restructuring charges relate to redundancy charges resulting from the initiatives communicated in 2004 to consolidate our manufacturing network by rationalizing sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria.  The projects are on going, and we expect to incur further changes of approximately €34.0 million over the next two years in relation to these projects.  The charges for 2005 are recorded in selling, delivery and administrative expenses.

The table below summarizes accrued restructuring costs included within accrued expenses and amounts charged against the accrual (in millions):

	April 1, 2005	December 31, 2004
As at beginning of the period	€7.1	€5.4
Arising during the year	2.7	9.3
Utilised during the year	(4.1)	(7.6)
As at end of period	€5.7	€7.1

Accelerated depreciation on plant and equipment was recorded. The useful lives were reduced as a result of the planned restructuring in the Republic of Ireland and Northern Ireland.  These charges relating to this change in estimate of €1.7 million were recorded in cost of goods sold in 2005. Further charges of approximately €12.0 million are expected to be incurred over the next two years. In addition, in December 2004, we recorded impairment charges on equipment of €3.6 million.

10.  Seasonality of Business

Operating results for the three months ended April 1, 2005 are not indicative of the results that may be expected for the year ended December 31, 2005 because of business seasonality.  Business seasonality results from a combination of higher unit sales of the Company’s products in the warmer months of the year and the methods of accounting for fixed costs such as depreciation and interest expense that are not significantly affected by business seasonality.

11.  Contingencies

There have been no significant changes in contingencies since December 31, 2004 (as described in the 2004 Annual Report).

12.  Net debt

Net debt consists of the following (in millions):

	April 1, 2005	December 31, 2004

Long-term borrowings	€1,484.5	€1,457.1
Short-term borrowings	282.2	91.0
Cash and cash equivalents	(238.9)	(31.3)
Net debt	€1,527.8	€1,516.8

During the first quarter of 2005, we issued €200.0 million of commercial paper under our €1.0 billion global commercial paper program.  Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the Serbian mineral water company Vlasinka.  Both of these acquisitions closed after the end of the first quarter.

13.  Pensions

Component of net period benefit cost consist of the following (in millions):

	Three Months Ended
	April 1, 2005	April 2, 2004

Service cost	€4.5	€4.6
Interest cost	4.1	4.3
Expected return on plan assets	(2.2)	(2.1)
Amortization of transition obligations	0.2	0.2
Recognized net actuarial obligation loss	0.4	0.3
Amortization of unrecognized past service costs	—	0.1
Curtailment/settlement and terminations	0.8	0.3
	€7.8	€7.7

The Company disclosed in its financial statements for the year ended December 31, 2004, that it expects to contribute €7.7million to its pension plans. As at April 1, 2005, the Company has made contributions of €1.8 million to these plans.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date:  May 25, 2005